Consolidated Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2017 and 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2017 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2017.

The effectiveness of the Company’s ICFR as of December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Alan Hair	David Bryson
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 21, 2018

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hudbay Minerals Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Hudbay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 21, 2018

We have served as the Company's auditor since 2005.

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 21, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 21, 2018

HUDBAY MINERALS INC.
Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31,	Dec. 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents	6	$356,499	$146,864
Trade and other receivables	7	155,522	152,567
Inventories	8	141,682	112,464
Prepaid expenses		8,995	3,992
Other financial assets	9	2,841	3,397
Taxes receivable		3	17,319
		665,542	436,603
Receivables	7	32,459	32,648
Inventories	8	5,809	4,537
Other financial assets	9	22,461	30,848
Intangible assets - computer software	10	5,575	6,614
Property, plant and equipment	11	3,880,894	3,865,823
Deferred tax assets	21b	35,989	79,483
		$4,648,729	$4,456,556

Liabilities
Current liabilities
Trade and other payables	12	$199,117	$169,662
Taxes payable		10,794	4,419
Other liabilities	13	51,962	42,207
Other financial liabilities	14	26,760	13,495
Finance lease obligations	15	18,327	3,172
Long-term debt	16	-	16,490
Deferred revenue	17	49,907	65,619
		356,867	315,064
Other financial liabilities	14	20,801	28,343
Finance lease obligations	15	66,246	9,760
Long-term debt	16	979,575	1,215,674
Deferred revenue	17	448,137	472,233
Provisions	18	200,138	179,702
Pension obligations	19	22,221	28,379
Other employee benefits	20	108,397	89,273
Deferred tax liabilities	21b	302,092	354,916
		2,504,474	2,693,344

Equity
Share capital	22b	1,777,409	1,588,319
Reserves		(10,300)	(42,040)
Retained earnings		377,146	216,933
		2,144,255	1,763,212

		$4,648,729	$4,456,556

Capital commitments (note 27).

HUDBAY MINERALS INC.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

		Year ended
		December 31,
	Note	2017	2016
Cash generated from (used in) operating activities:
Profit (loss) for the year		$163,899	$(35,193)
Tax expense	21a	34,829	40,798
Items not affecting cash:
Depreciation and amortization	5b	293,235	299,134
Share-based payment expense	5c	15,919	9,887
Net finance expense	5f	100,179	164,279
Change in fair value of derivatives	5f	1,790	(1,238)
Change in deferred revenue related to stream	17	(48,958)	(65,762)
Change in taxes receivable/payable, net		(39,326)	(3,666)
Unrealized (gain) loss on warrants	5f	(1,051)	2,111
Pension and other employee benefit payments, net of accruals		3,142	(11,120)
Loss (gain) on available-for-sale investments	5f	1,970	(373)
Asset impairment losses	5g	11,320	-
Other and foreign exchange		4,230	2,625
Taxes paid		(10,617)	(13,614)
Operating cash flow before change in non-cash working capital		530,561	387,868
Change in non-cash working capital	29a	9,015	87,206
		539,576	475,074
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(249,763)	(192,822)
Sale of investments		(2,245)	(359)
Release of restricted cash		16,854	45,913
Net interest received		890	212
		(234,264)	(147,056)
Cash generated from (used in) financing activities:
Long-term debt borrowing	16c	25,000	62,247
Principal repayments	16	(281,439)	(176,490)
Net refinancing of senior unsecured notes		-	21,194
Interest paid		(52,743)	(126,520)
Financing costs		(26,597)	(21,763)
Payment of finance lease		(7,509)	(2,897)
Sale leaseback	29b	67,275	-
Net proceeds from issuance of equity	22b	186,852	11,719
Dividends paid	22b	(3,686)	(3,567)
		(92,847)	(236,077)
Effect of movement in exchange rates on cash and cash equivalents		(2,830)	1,071
Net increase in cash and cash equivalents		209,635	93,012
Cash and cash equivalents, beginning of year		146,864	53,852

Cash and cash equivalents, end of year		$356,499	$146,864
For supplemental information, see note 29.

HUDBAY MINERALS INC.
Consolidated Income Statements
(in thousands of US dollars, except share and per share amounts)

		Year ended
		December 31,
	Note	2017	2016
Revenue	5a	$1,362,553	$1,128,678
Cost of sales
Mine operating costs		695,728	607,170
Depreciation and amortization	5b	292,880	298,630
		988,608	905,800
Gross profit		373,945	222,878
Selling and administrative expenses		42,283	37,774
Exploration and evaluation expenses		15,474	4,742
Other operating (income) expenses	5e	(12,440)	10,586
Asset impairment loss	5g	11,320	-
Results from operating activities		317,308	169,776
Finance income	5f	(2,849)	(2,792)
Finance expenses	5f	103,028	167,071
Other finance loss (gain)	5f	18,401	(108)
Net finance expense		118,580	164,171
Profit before tax		198,728	5,605
Tax expense	21a	34,829	40,798

Profit (loss) for the year		$163,899	$(35,193)

Earnings (loss) per share - basic and diluted		$0.67	$(0.15)

Weighted average number of common shares outstanding:	24
Basic and Diluted		243,500,696	235,807,509

HUDBAY MINERALS INC.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands of US dollars)

	Year ended
	December 31,
	2017	2016
Profit (loss) for the year	$163,899	$(35,193)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain on translation of foreign operations	20,866	8,301
Change in fair value of available-for-sale financial investments	2,507	3,598
Effect of foreign exchange on available-for-sale financial investments	922	53
	24,295	11,952

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	6,299	(11,252)
Tax effect	(3,845)	2,198
	2,454	(9,054)

Transferred to income statements:
Wind up of subsidiaries	3,021	-
Impairment of available-for-sale investments	2,059	1,102
Sale of available-for-sale investments	(89)	(1,037)
	4,991	65

Other comprehensive income, net of tax, for the year	31,740	2,963

Total comprehensive income (loss) for the year	$195,639	$(32,230)

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

			Foreign
		Other	currency	Available-
		capital	translation	for-sale	Remeasurement	Retained	Total
	Share capital	reserves	reserve	reserve	reserve	earnings	equity
Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	255,693	$1,787,290
Loss	-	-	-	-	-	(35,193)	(35,193)
Other comprehensive income (loss)	-	-	8,301	3,716	(9,054)	-	2,963
Total comprehensive income (loss)	-	-	8,301	3,716	(9,054)	(35,193)	(32,230)
Contributions by and distributions to owners:
Stock options exercised	11,814	-	-	-	-	-	11,814
Share issue costs, net of tax (note 22b)	(95)	-	-	-	-	-	(95)
Dividends (note 22b)	-	-	-	-	-	(3,567)	(3,567)
Total contributions by and distributions to owners	11,719	-	-	-	-	(3,567)	8,152

Balance, December 31, 2016	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212

Profit	-	-	-	-	-	163,899	163,899
Other comprehensive income	-	-	23,887	5,399	2,454	-	31,740
Total comprehensive income	-	-	23,887	5,399	2,454	163,899	195,639
Contributions by and distributions to owners:
Equity issuance (note 22b)	195,295	-	-	-	-	-	195,295
Share issue costs, net of tax (note 22b)	(6,205)	-	-	-	-	-	(6,205)
Dividends (note 22b)	-	-	-	-	-	(3,686)	(3,686)
Total contributions by and distributions to owners	189,090	-	-	-	-	(3,686)	185,404

Balance, December 31, 2017	$1,777,409	$28,837	$18,291	$10,424	$(67,852)	$377,146	$2,144,255

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

1.	Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the years ended December 31, 2017 and 2016 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at December 31, 2017, include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc. and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

2.	Basis of preparation

	(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2017.

The Board of Directors approved these consolidated financial statements on February 21, 2018.

	(b)	Functional and presentation currency:

The Group's consolidated financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

	(c)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:
−	Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss ("FVTPL") and available-for-sale financial assets are measured at fair value;
−	Liabilities for cash-settled share-based payment arrangements are measured at fair value; and

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

−

A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)	Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are significant judgements and estimates impacting the consolidated financial statements:

−

Mineral reserves and resources (notes 3i, 3m and 3o) - the group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:
−	the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;
−	depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;
−	the provision for decommissioning, restoration and similar liabilities; and
−	the carrying value of deferred tax assets.

−

Property plant and equipment (notes 3i and 11) - the carrying amounts of property, plant and equipment and exploration and evaluation assets on the Group’s consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, estimates such as number of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Group makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

−

Impairment of non-financial assets (notes 3h, 3j and 11) - there are significant estimates involved in the determination of the recoverable amount of cash generating units (“CGU”). Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which include discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, future foreign exchange rates and the value of mineral resources not included in the Constancia and Arizona LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the Group’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

−

Tax provisions (notes 3o and 21) - management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

−

Timing of commercial production (note 3i) - judgement was applied to ascertain the point in time when a group of mine assets associated with a given project were capable of being used in the manner intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a period of up to three months to make this determination. A factor of 60% of planned output and/or design capacity measures were utilized in determining the appropriate timing. A change in judgement regarding timing of commercial production could have material impacts on the amount of revenues and depreciation recorded in the consolidated income statements and the valuation of property, plant and equipment in the consolidated balance sheets.

−

Functional currency (note 3b) - judgement was required in determining that the US dollar is the appropriate functional currency of certain entities of Hudbay. This was determined by assessing the currency which influences sales prices for concentrate and metals sales, labour and input costs, as well as the currency in which Hudbay finances its operations. The US dollar functional currency determination results in foreign exchange gains and losses being recorded on the consolidated income statements pertaining to the revaluation of non-US monetary assets and liabilities, most notably, the Canadian denominated trade receivables, cash, working capital and intercompany balances. If judgement was altered and a different functional currency was selected for certain entities of Hudbay, this could result in material differences in the amounts recorded in the consolidated income statements pertaining to foreign exchange gains or losses.

−

Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

−

Decommissioning and restoration obligations (notes 3m and 18) - significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

−

Accounting for stream transactions (note 17) - significant judgement was required in determining the appropriate accounting for the Wheaton Precious Metals Corp. (“Wheaton”) stream transactions that were entered into. The upfront cash deposit received from Wheaton on the stream transactions have been accounted for as deferred revenue as management has determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver credits) rather than cash or financial assets. It is management’s intention to settle the obligations under the stream transactions through its own production and if this is not possible, this would lead to the stream transactions becoming a derivative since a cash settlement payment may be required. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through the income statement on a recurring basis.

−

Pensions and other employee benefits (notes 3l, 19 and 20) - the Group’s post retirement obligations relate mainly to ongoing health care benefit plans. The Group estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, the Group considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and the Group bases future salary increases and pension increases on expected future inflation rates for the respective country.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

(a) Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income (“OCI”) related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU’s value in use. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b)	Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the noon exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the noon exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

(c)	Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms and frequently occur at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenue from the sale of by-products is included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metals sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the consolidated income statements and in trade and other receivables on the consolidated balance sheets.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(d)	Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

(f)	Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(g)	Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively, if required. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Group’s intangible assets relate primarily to enterprise resource planning (“ERP”) information systems, which are amortized over their estimated useful lives.

(h)	Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group determines that probable future economic benefits will be generated as a result of the expenditures. The Group’s determination of probable future economic benefit is based on management’s evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)	Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

Carrying amounts of property, plant and equipment, including assets under finance leases, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of- production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(i)	Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

(ii)	Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(iv)	Depreciation rates of major categories of assets:

— Capital works in progress	- not depreciated
— Mining properties	- unit-of-production
— Mining assets	- unit-of-production
— Plant and Equipment
— Equipment	- straight-line over 1 to 21 years
— Other plant assets	- straight-line over 1 to 21 years /
unit-of-production

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(v)	Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(vi)	Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(vii)	Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(j)	Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group's CGUs consist of Manitoba, Peru, Arizona and exploration and evaluation assets.

The Group allocates exploration and evaluation assets to CGUs based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill, if recorded, is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

−

Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

−

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. The Group presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)	Assets held for sale:

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(l)	Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method pro- rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:
-	Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),
-	Net interest expense or income, and
-	Remeasurement

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognised in OCI in the period in which they occur. Remeasurement recognised in OCI is reflected immediately in retained earnings and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurments are recognized immediately in the consolidated income statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change and the estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(n)	Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

	(i)	Non-derivative financial instruments – classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as FVTPL or available- for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the consolidated income statements when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to- maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or FVTPL. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in OCI and presented in equity within the available-for-sale reserve, with the exception of impairment losses, which are immediately recognized in the consolidated income statements. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the consolidated income statements. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for- trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the consolidated income statements as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2017 and December 31, 2016, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for- trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)	Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenue and expenses from effective hedging relationships are recorded in the consolidated income statements in the same period.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in OCI and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements and is included in other finance gains and losses. Amounts previously recognized in OCI are reclassified to the consolidated income statements in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the consolidated income statements as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in OCI are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the consolidated income statements. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the consolidated income statements.

(v)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
−	Level 2:

Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 26.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(vi)	Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment. Significant decline is defined as 20% of the security’s cost base and prolonged is defined as three consecutive quarters.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then combines assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate. In the case of collateralized financial assets, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the greater of the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate and the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

The Group recognizes any impairment loss in the consolidated income statements and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the consolidated income statements in other finance gains and losses.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in OCI (and presented in the available-for-sale reserve in equity) to the consolidated income statements. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments, and its current fair value, less any impairment loss previously recognized in the consolidated income statements.

Impairment losses recognized in the consolidated income statements related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in OCI. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the consolidated income statements in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the consolidated income statements in other finance gains and losses.

(vii)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire.

(o)	Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

−

where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

−

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p)	Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the consolidated income statements when the available-for-sale investments are impaired or derecognized.

(q)	Share-based payments:

Hudbay offers a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan for employees. Hudbay also has options outstanding under a stock option plan. These plans are included in provisions on the consolidated balance sheets and further described in note 23. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. The Group values the liabilities based on the change in the Company's share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs are generally issued under Hudbay’s Long Term Equity Plan (“LTEP Plan”) and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)	Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Group has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s)	Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t)	Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 30.

(u)	Statements of cash flows:

The Group presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statements of cash flow. The Group presents the consolidated statements of cash flows using the indirect method.

4.	New standards

New standards and interpretations not yet adopted

(a) IFRS 9, Financial Instruments (“IFRS 9”)

Issued on July 24, 2014, IFRS 9 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements).

The Group is close to finalizing its determination of the effect of adoption of IFRS 9 on its consolidated financial statements; the following is noted;

−

Investments previously classified as Available for Sale (“AFS”) investments will no longer be measured at fair value through other comprehensive income (“FVTOCI”). Under IFRS 9, they will be measured at FVTPL. In addition, they are now called “Investments at fair value through profit or loss.” Retrospectively, the accumulated OCI reserve balance will be closed to retained earnings, resulting in an opening retained earnings adjustment. The change in fair value of the investments will be restated and recognized as finance income/expense retrospectively and going forward. A line item within finance income and expenses called “Mark-to-market adjustments for investments at fair value through profit or loss” will be utilized for changes in fair value of the investments. At current accumulated other OCI values, the restatement will cause an increase to previously reported earnings for the consolidated balance sheets of January 1, 2017 and December 31, 2017.

−

There is no longer a concept of impairment to such investments under IFRS 9, all impairments of AFS investments that had been recognized within the consolidated income statements will need to be restated and re-classified to the “Mark-to-market adjustments for investments at fair value through profit or loss” line item. There is no impact to earnings as a result of this.

−

The Joint venture receivable related to our Arizona Business Unit will be measured at FVTPL. This requires management to discount the receivable balance as of January 1, 2017, using a risk adjusted market participant discount rate. There will be no earnings impact on previously stated results from this adjustment.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

−

The embedded derivatives within our provisionally priced sales receivables are no longer permitted to be bi-furcated from the accounts receivable recorded; therefore, both will be presented together on the financial statements, and provisionally priced sales receivables will be recorded at FVTPL. There is no impact to the financial statements as a result of this adjustment.

−	An expected credit loss model will be used to impair any financial assets measured at amortized cost when material. No material impacts are expected to be noted.

The standard will be applied retrospectively restating prior period comparatives as of January 1, 2018.

(b)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15 which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Group is close to finalizing its determination of the effect of adoption of IFRS 15 on its consolidated financial statements; the following is noted:

Metal revenue not subject to precious metals stream contracts

−	The group does not expect differences pertaining to the timing or the amount of revenue recognition for either concentrate (copper, zinc, molybdenum) or finished zinc sales.

−

Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. Where significant, costs and the revenue allocated to this separate performance obligation are recognized over the period of time the goods sold are shipped, on a gross basis. No material impacts are expected as a result of separate performance obligations.

−

The Group will disclose revenue generated from changes in mark-to-market of its provisionally priced sales separately from contract metal sales to customers. This will create differences in revenue by metal type as reported previously due to fair value adjustments subsequent to initial provisional invoicing being reported on a separate line.

Metal revenue subject to precious metal stream contracts

−

Since the stream deposits were received in advance of the Group’s performance of its obligation, there is an inherent financing component in the transaction. The Group’s deferred revenue balance associated with stream transactions will be adjusted to reflect a change in drawdown rates due to the recognition of a significant financing component on existing streaming transactions.

−

The Group has preliminarily determined that the stream contracts are within the scope of IFRS 15 variable consideration guidance. As such, the deferred revenue drawdown rate requires the use of certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. With this approach, it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue. The impact of this expected adjustment is to lower the deferred revenue drawdown rate compared to previously reported rates.

−

As a result of the above expected changes to the accounting for stream contracts, it is expected that adjustments to previously reported periods will cause a material net increase to previously reported precious metals revenues and finance expenses as well as increases to the carrying value of the deferred revenue deposit.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The standard will be applied using the full retrospective approach as of January 1, 2018 and 2017 comparative information.

(c)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or using a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. The Group will adopt the standard when it becomes effective. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

5.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Year ended
	December 31,
	2017	2016
Copper	$925,074	$835,470
Zinc	352,941	236,971
Gold	130,837	119,792
Silver	45,793	52,108
Other	13,974	2,719
	1,468,619	1,247,060
Treatment and refining charges	(106,066)	(118,382)

	$1,362,553	$1,128,678

Included in revenue for the year ended December 31, 2017 are losses related to unrealized non-hedge derivative contracts of $6,089 (year ended December 31, 2016 - losses of $19,180).

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended
	December 31,
	2017	2016
Cost of sales	$292,880	$298,630
Selling and administrative expenses	355	504

	$293,235	$299,134

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(c)	Share-based payment expenses

Share-based payment expenses are reflected in the consolidated income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Year ended December 31, 2017
Cost of sales	$1,946	$-	$1,946
Selling and administrative expenses	9,667	2,982	12,649
Other operating expenses	1,324	-	1,324

	$12,937	$2,982	$15,919
Year ended December 31, 2016
Cost of sales	$860	$-	$860
Selling and administrative expenses	6,452	2,111	8,563
Other operating expenses	464	-	464

	$7,776	$2,111	$9,887

(d)	Employee benefits expense

This table presents employee benefit expense recognized in the Group's consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended
	December 31,
	2017	2016
Current employee benefits	$147,760	$136,299
Profit-sharing plan expense	19,757	5,064
Share-based payments (notes 5c, 18, 23)
Cash-settled restricted share units	12,937	7,776
Cash-settled deferred share units	2,982	2,111
Employee share purchase plan	1,328	1,303
Post-employment pension benefits
Defined benefit plans	10,132	12,121
Defined contribution plans	2,443	1,061
Past service costs	10,442	-
Other post-retirement employee benefits	7,250	7,406
Termination benefits	419	1,810

	$215,450	$174,951

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru’s taxable income will be distributed to all employees within Peru’s operations.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 19 for a description of the Group's pension plans and note 20 for the Group's other employee benefit plans.

(e)	Other operating (income) expenses

	Year ended
	December 31,
	2017	2016
Regional costs	$4,308	$4,388
Constancia insurance recovery	(12,857)	-
Realized gain on contingent consideration of Balmat	(6,400)	-
Other expenses	2,509	6,198

	$(12,440)	$10,586

During the first and third quarters of 2017, the Group received cash from its insurers and counterparties to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant.

During the fourth quarter of 2017, the Group realized a gain from contingent consideration received upon the sale of Balmat in 2015 as a result of certain project milestones being achieved.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(f)	Finance income and expenses

	Year ended
	December 31,
	2017	2016
Finance income	$(2,849)	$(2,792)
Finance expense
Interest expense on long-term debt	87,819	108,767
Accretion on financial liabilities at amortized cost	1,302	1,316
Unwinding of discounts on provisions	4,159	2,586
Tender premium on 9.50% senior unsecured notes	-	47,718
Withholding taxes	9,641	10,083
Other finance expense	13,256	11,306
	116,177	181,776
Interest capitalized	(13,149)	(14,705)
	103,028	167,071
Other finance losses (gains)
Net foreign exchange loss (gain)	15,772	(489)
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay warrants	(1,051)	2,111
Embedded derivatives	1,790	(1,238)
Investments classified as held-for-trading	(80)	(119)
Reclassified from other comprehensive income on disposal of available-for-sale investments	(89)	(1,475)
Reclassified from other comprehensive income on impairment of available-for-sale investments	2,059	1,102
	18,401	(108)

Net finance expense	$118,580	$164,171

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to non-interest facility fees on financing instruments.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(g)	Impairment

During the year ended December 31, 2017, the Group recorded impairment losses of $11,320 for non-current assets. For the year ended December 31, 2016, the Group recorded no impairment losses.

Manitoba
Pre-tax impairment to:
Property, plant & equipment (note 11)	$11,320
Tax impact - (recovery)	(3,849)

After-tax impairment charge	$7,471

As a result of analyzing various scenario planning alternatives surrounding the Stall mill and New Britannia processing facilities, it was determined that certain assets that were previously purchased to build a new concentrator in Snow Lake, Manitoba are no longer useful. As a result, during the year ended December 31, 2017, the Group recognized an impairment loss of $11,320 related to these assets. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

The Group presented the impairment losses within the Manitoba segment in note 30.

The fair value measurements for the determination of impairment charges in their entirety are categorized as Level 2 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

6.	Cash and cash equivalents

	Dec. 31, 2017	Dec. 31, 2016
Cash on hand and demand deposits	$356,499	$129,850
Short-term money market instruments with maturities of three months or less at acquisition date	-	17,014

	$356,499	$146,864

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

7.	Trade and other receivables

	Dec. 31, 2017	Dec. 31, 2016
Current
Trade receivables	$119,055	$85,386
Embedded derivatives - provisional pricing (note 26c)	17,427	12,538
Statutory receivables	13,961	43,808
Receivable from joint venture partners	2,808	-
Other receivables	2,271	10,835
	155,522	152,567
Non-current
Taxes receivable	14,394	12,424
Receivable from joint venture partners	16,414	18,681
Other receivables	1,651	1,543
	32,459	32,648

	$187,981	$185,215

As at December 31, 2017, $10,905 (December 31, 2016 - $42,273) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses.

The non-current receivable from joint venture partners is for the Group’s joint venture partner for the Rosemont project in Arizona.

8.	Inventories

	Dec. 31, 2017	Dec. 31, 2016
Current
Stockpile	$13,468	$9,368
Work in progress[1]	14,552	9,100
Finished goods	71,906	54,583
Materials and supplies	41,756	39,413
	141,682	112,464
Non-current
Materials and supplies	5,809	4,537

	$147,491	$117,001

1Represents zinc concentrate which will be processed further into cast zinc metal or sold directly.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $855,141 for the year ended December 31, 2017 (year ended December 31, 2016 - $803,802).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

9.	Other financial assets

	Dec. 31, 2017	Dec. 31, 2016
Current
Derivative assets	$2,841	$3,397

Non-current
Available-for-sale investments	21,973	13,508
Investments at fair value through profit or loss	282	192
Restricted cash (note 26d)	206	17,148
	22,461	30,848

	$25,302	$34,245

Available-for-sale investments

Available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the years ended December 31, 2017 and 2016, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $2,059 and $1,102, respectively, from the available-for-sale reserve within equity to the consolidated income statements (note 5f).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2017	Dec. 31, 2016

Balance, beginning of year	$13,508	$9,206
Additions	5,265	2,857
Increase from remeasurement to fair value	2,507	3,598
Disposals	(229)	(2,206)
Effect of movements in exchange rates	922	53

Balance, end of year	$21,973	$13,508

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

10.	Intangible assets - computer software

	Dec. 31, 2017	Dec. 31, 2016

Cost
Balance, beginning of year	$16,998	$16,179
Additions	1,203	407
Effects of movement in exchange rates	968	412
Balance, end of year	19,169	16,998

Accumulated amortization
Balance, beginning of year	10,384	7,320
Amortization for the year	2,541	2,882
Effects of movement in exchange rates	669	182
Balance, end of year	13,594	10,384

Net book value	$5,575	$6,614

11.	Property, plant and equipment

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2017	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$15,015	$844,759	$1,775,432	$2,368,658	$5,003,864
Additions	7,000	156,807	-	26,830	190,637
Capitalized stripping and development	-	-	69,178	-	69,178
Decommissioning and restoration	-	51	5,509	5,101	10,661
Interest capitalized	-	13,149	-	-	13,149
Transfers and other movements	-	(79,671)	-	79,671	-
Impairment	-	(11,320)	-	-	(11,320)
Disposals	-	(13)	(1,600)	(9,586)	(11,199)
Effects of movement in exchange rates	995	2,955	49,184	47,553	100,687
Other	-	6,814	85	455	7,354
Balance, end of year	23,010	933,531	1,897,788	2,518,682	5,373,011

Accumulated depreciation
Balance, beginning of year	-	-	523,460	614,581	1,138,041
Depreciation for the year	-	-	118,754	182,552	301,306
Disposals	-	-	-	(7,540)	(7,540)
Effects of movement in exchange rates	-	-	31,516	28,741	60,257
Other	-	-	(19)	72	53
Balance, end of year	-	-	673,711	818,406	1,492,117

Net book value	$23,010	$933,531	$1,224,077	$1,700,276	$3,880,894

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2016	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$14,650	$812,618	$1,603,952	$2,289,556	$4,720,776
Additions	-	87,505	45,383	15,445	148,333
Capitalized stripping and
development	-	19,666	48,886	-	68,552
Decommissioning and restoration	-	(46)	1,966	23,036	24,956
Interest capitalized	-	14,705	-	-	14,705
Transfers and other movements	-	(89,506)	56,848	32,658	-
Disposals	-	(1,501)	-	(11,089)	(12,590)
Effects of movement in exchange rates	365	1,334	18,382	18,897	38,978
Other	-	(16)	15	155	154
Balance, end of year	15,015	844,759	1,775,432	2,368,658	5,003,864

Accumulated depreciation
Balance, beginning of year	-	-	394,098	436,402	830,500
Depreciation for the year	-	-	119,420	178,175	297,595
Disposals	-	-	-	(9,160)	(9,160)
Effects of movement in exchange rates	-	-	9,810	9,076	18,886
Other	-	-	132	88	220
Balance, end of year	-	-	523,460	614,581	1,138,041

Net book value	$15,015	$844,759	$1,251,972	$1,754,077	$3,865,823

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(iv) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the consolidated income statements as sales occur. Refer to note 5b for amounts recognized in the consolidated income statements.

For non-financial assets, management examined internal and external indicators of impairment or reversals. With the exception of certain mill assets currently stored in Winnipeg, Manitoba (refer to note 5g), no indicators of impairment or reversals of non-financial assets as at year ended December 31, 2017 were found.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

12.	Trade and other payables

	Dec. 31, 2017	Dec. 31, 2016
Trade payables	$71,336	$80,509
Accruals and payables	86,078	78,154
Accrued interest	34,848	4,300
Exploration and evaluation payables	186	64
Embedded derivatives - provisional pricing (note 26c)	373	86
Statutory payables	6,296	6,549

	$199,117	$169,662

Accruals and payables include operational and capital costs and employee benefit amounts owing.

13.	Other liabilities

	Dec. 31, 2017	Dec. 31, 2016
Current
Provisions (note 18)	$27,370	$14,367
Pension liability (note 19)	19,401	24,635
Other employee benefits (note 20)	2,756	2,356
Unearned revenue	2,435	849

	$51,962	$42,207

14.	Other financial liabilities

	Dec. 31, 2017	Dec. 31, 2016
Current
Derivative liabilities	$16,140	$10,682
Warrants at fair value through profit and loss	6,961	-
Contingent consideration - gold price option	732	-
Other financial liabilities at amortized cost	2,630	2,813
Embedded derivatives	297	-
	26,760	13,495

Non-current
Contingent consideration - gold price option	-	570
Warrants at fair value through profit and loss	-	7,588
Other financial liabilities at amortized cost	19,938	20,185
Embedded derivatives	863	-
	20,801	28,343

	$47,561	$41,838

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta Resource Corporation. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense.

15.	Finance lease obligations

	Dec. 31, 2017	Dec. 31, 2016
Total minimum lease payments	$89,750	$13,720
Effect of discounting	(5,177)	(788)
Present value of minimum lease payments	84,573	12,932
Less: current portion	(18,327)	(3,172)
	66,246	9,760
Minimum payments under finance leases
Less than 12 months	20,186	3,508
13-36 months	40,253	6,667
37-60 months	29,311	3,545
More than 60 months	-	-

	$89,750	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2020 and 2022 and with interest rates between 1.95% to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

During the third quarter of 2017, the Peru business unit refinanced its equipment finance facility (note 16b) by entering into a sale and leaseback transaction with terms as described above. The transaction resulted in cash proceeds of $67,275 (note 29b), the majority of which was used to repay and extinguish the equipment finance facility. As the leaseback is classified as a finance lease, there was no change in the carrying value of

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

the heavy mobile equipment and no impacts to the consolidated income statements.

16.	Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2017	Dec. 31, 2016
Senior unsecured notes (a)	$987,903	$986,574
Equipment finance facility (b)	-	50,267
Senior secured revolving credit facilities (c)	-	202,075
Less: Unamortized transaction costs - revolving credit facilities (d)	(8,328)	(6,752)
	979,575	1,232,164
Less: current portion	-	(16,490)

	$979,575	$1,215,674

(a)	Senior unsecured notes

Balance, January 1, 2016	$917,329
Addition to Principal, net of transaction costs	987,671
Payments made	(920,000)
Change in fair value of embedded derivative (prepayment option)	(1,146)
Write-down of unamortized transaction costs	2,216
Accretion of transaction costs and premiums	504
Balance, December 31, 2016	$986,574
Transaction costs	(133)
Change in fair value of embedded derivative (prepayment option)	450
Accretion of transaction costs and premiums	1,012

Balance, December 31, 2017	$987,903

On December 12, 2016 and December 28, 2016, the Group redeemed for cash all of its outstanding $920,000 aggregate principal amount of 9.50% senior unsecured notes due 2020. The unamortized transaction costs of $2,216 were expensed upon extinguishment of the Group’s 9.50% senior unsecured notes.

On December 12, 2016, the Group completed an offering of $1,000,000 aggregate principal amount of senior notes in two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000. The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(b)	Equipment finance facility

Balance, January 1, 2016	$66,521
Transaction costs	(1,013)
Payments made	(16,490)
Accretion of transaction costs	1,249
Balance, December 31, 2016	$50,267
Transaction costs	(326)
Payments made	(54,364)
Write-down of unamortized transaction costs	3,552
Accretion of transaction costs	871

Balance, December 31, 2017	$-

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Dec. 31,	Dec. 31,
	2017	2016
Current	$-	$16,490
Non-current	-	33,777

	$-	$50,267

The equipment finance facility was repaid and extinguished during the third quarter of 2017 resulting in the write-down of unamortized transaction costs.

(c)	Senior secured revolving credit facilities

Balance, January 1, 2016	$297,075
Addition to Principal, net of transaction costs	65,000
Payments made	(160,000)
Balance, December 31, 2016	$202,075
Addition to Principal	25,000
Payments made	(227,075)

Balance, December 31, 2017	$-

On July 14, 2017, the Group entered into amendments to its two senior credit facilities to secure both facilities with substantially all of the Group’s assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The two facilities have substantially similar terms and conditions.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(d)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2016	$6,045
Accretion of transaction costs	(4,272)
New transaction costs	4,979
Balance, December 31, 2016	$6,752
Accretion of transaction costs	(3,291)
New transaction costs	4,867

Balance, December 31, 2017	$8,328

17.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The following table summarizes changes in deferred revenue:

Balance, January 1, 2016	$597,260
Recognition of revenue	(65,762)
Effects of changes in foreign exchange	6,354
Balance, December 31, 2016	$537,852
Recognition of revenue	(48,958)
Effects of changes in foreign exchange	9,150

Balance, December 31, 2017	$498,044

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2017	Dec. 31, 2016
Current	$49,907	$65,619
Non-current	448,137	472,233

	$498,044	$537,852

18.	Provisions

	Decommis-
	sioning,
	restoration	Deferred		Restricted
	and similar	share units		share units[1]
	liabilities	(note 23a	)	(note 23a	)	Other	Total
Balance, January 1, 2017	$177,296	$3,933		$11,052		$1,788	$194,069
Net additional provisions made	6,485	868		7,327		202	14,882
Amounts used	(69)	(638)		(5,491)		(937)	(7,135)
Unwinding of discount (note 5f)	4,159	-		-		-	4,159
Effect of change in discount rate	2,658	-		-		-	2,658
Effect of foreign exchange	9,512	346		1,194		95	11,147
Effect of change in share price	-	2,114		5,327		287	7,728

Balance, December 31, 2017	$200,041	$6,623		$19,409		$1,435	$227,508

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

Current (note 13)	$2,344	$6,623	$17,119	$1,284	$27,370
Non-current	197,697	-	2,290	151	200,138

	$200,041	$6,623	$19,409	$1,435	$227,508

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Decommis-
	sioning,
	restoration	Deferred		Restricted
	and similar	share units		share units[1]
	liabilities	(note 23a	)	(note 23a )	Other	Total
Balance, January 1, 2016	$147,035	$2,803		$4,388	$-	$154,226
Net additional provisions made	30,038	1,018		6,348	1,922	39,326
Amounts used	(894)	(1,078)		(2,736)	(430)	(5,138)
Unwinding of discount (note 5f)	2,586	-		-	-	2,586
Effect of change in discount rate	(4,189)	-		-	-	(4,189)
Effect of foreign exchange	2,720	97		(47)	20	2,790
Effect of change in share price	-	1,093		3,099	276	4,468

Balance, December 31, 2016	$177,296	$3,933		$11,052	$1,788	$194,069

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

Current (note 13)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2017 additional provisions were recognized as a result of an increased pit footprint, as per mine plan, at the Constancia operation.

During the year ended December 31, 2016 additional provisions were recognized as a result of an increased pit footprint, as per mine plan, at the Constancia operation and an updated closure plan for a site in the Manitoba business unit. In addition, updates to certain closure plans in Manitoba resulted in increases in expected cash outflows.

The Group's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2020 for Flin Flon operations and up to 2028 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2099 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2035 to 2040.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

These estimates have been discounted to their present value at rates ranging from 1.43% to 2.74% per annum (2016 - 0.63% to 3.07%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

19.	Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2017 using data as at December 31, 2016. For these plans, the next actuarial valuation required for funding purposes will be performed during 2018 as at December 31, 2017.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2017	2016
Opening defined benefit obligation	$349,165	$337,004
Current service cost	10,707	10,768
Past service cost related to the new collective bargaining agreement	10,442	-
Interest cost	12,602	13,415
Benefits paid from plan	(33,721)	(32,644)
Benefits paid from employer	(999)	(1,424)
Participant contributions	93	93
Effects of movements in exchange rates	24,440	10,348
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	1,598	-
Arising from changes in financial assumptions	9,402	14,955
Arising from experience adjustments	(675)	(3,350)

Closing defined benefit obligation	$383,054	$349,165

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2017	Dec. 31, 2016
Active members	$250,965	$235,815
Deferred members	4,304	3,636
Retired members	127,785	109,714

Closing defined benefit obligation	$383,054	$349,165

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	December 31,
	2017	2016
Opening fair value of plan assets:	$296,151	$279,523
Interest income	11,005	11,634
Remeasurements losses:
Return on plan assets (excluding amounts included in net interest expense)	24,437	2,905
Contributions from the employer	22,484	26,198
Employer direct benefit payments	999	1,424
Contributions from plan participants	93	93
Benefit payment from employer	(999)	(1,424)
Administrative expenses paid from plan assets	(80)	(77)
Benefits paid	(33,721)	(32,644)
Effects of changes in foreign exchange rates	21,063	8,519

Closing fair value of plan assets	$341,432	$296,151

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2017	Dec. 31, 2016
Present value of funded defined benefit obligation	$365,655	$333,720
Fair value of plan assets	(341,432)	(296,151)
Present value of unfunded defined benefit obligation	17,399	15,445

Net liability arising from defined benefit obligation	$41,622	$53,014

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2017	Dec. 31, 2016
Pension obligation - current (note 13)	$19,401	$24,635
Pension obligation - non-current	22,221	28,379

Total pension obligation	$41,622	$53,014

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Pension expense is as follows:

	Dec. 31, 2017	Dec. 31, 2016
Service costs:
Current service cost	$10,707	$10,768
Past service cost and loss from settlements	10,442	-
Total service cost	21,149	10,768
Net interest expense	1,597	1,781
Administration cost	80	77

Defined benefit pension expense	$22,826	$12,626

Defined contribution pension expense	$908	$829

Remeasurement on the net defined benefit liability:

	Dec. 31, 2017	Dec. 31, 2016
(Return)/loss on plan assets (excluding amounts included in net interest expense)	$(24,437)	$(2,905)
Actuarial gains arising from changes in demographic assumptions	1,598	-
Actuarial losses/(gains) arising from changes in financial assumptions	9,402	14,955
Actuarial gains arising from experience adjustments	(675)	(3,350)

Defined benefit loss/(gain) related to remeasurement	$(14,112)	$8,700

Total pension cost	$9,622	$22,155

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

Past service costs in 2017 relate to the new collective bargaining agreements in Manitoba.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2017	2016
Defined benefit cost:
Discount rate - benefit obligations	3.69%	4.08%
Discount rate - service cost	3.82%	4.25%
Expected rate of salary increase[1]	2.75%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	20.9	20.8
Females	23.3	23.3

	2017	2016
Defined benefit obligation:
Discount rate	3.45%	3.69%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2]:
Males	21.0	20.9
Females	23.7	23.3
Average longevity at retirement age for current employees (future pensioners) (years)2:
Males	22.9	22.2
Females	25.5	24.5

1 Plus merit and promotional scale based on member's age
2 CPM2014 Priv with CPM-B projection scale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $27,622 (increase by $31,183).
-	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $3,893 (decrease $3,533).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $5,804 (decrease by $5,903)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2018 is $19,401.

The average duration of the pension obligation at December 31, 2017 is 15.8 years (2016 – 15.7 years). This number can be broken down as follows:

-	Active members: 18.4 years (2016: 17.1 years)
-	Deferred members: 26.9 years (2016: 23.5 years)
-	Retired members: 10.2 years (2016: 12.4 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk-and-return profiles.

The actual return on plan assets in 2017 was 11.5% (2016: 5.01%)

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The following is a summary of the fair value classification levels for investment:

December 31, 2017	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,625	$-	$-	$4,625
Pooled equity funds	116,027	-	-	116,027
Pooled fixed income funds	-	189,964	-	189,964
Alternative investment funds	-	30,699	-	30,699
Balanced funds	-	117	-	117

	$120,652	$220,780	$-	$341,432

December 31, 2016	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,515	$-	$-	$4,515
Pooled equity funds	121,103	-	-	121,103
Pooled fixed income funds	-	143,489	-	143,489
Alternative investment funds	-	26,404	-	26,404
Balanced funds	-	640	-	640

	$125,618	$170,533	$-	$296,151

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

20.	Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about the Group's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2017	2016
Opening defined benefit obligation	$89,005	$80,259
Current service cost[1]	2,614	2,579
Interest cost	3,567	3,367
Effects of movements in exchange rates	7,026	2,197
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	1,172	-
Arising from changes in financial assumptions	6,761	2,712
Arising from experience adjustments	(120)	(160)
Benefits paid	(2,196)	(1,949)

Closing defined benefit obligation	$107,829	$89,005

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec 31, 2017	Dec 31, 2016
Active members	$64,460	$52,611
Inactive members	43,369	36,394

Closing defined benefit obligation	$107,829	$89,005

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2017	Dec. 31, 2016
Employer contributions	$2,196	$1,949
Benefits paid	(2,196)	(1,949)

Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31,	Dec. 31,
	2017	2016
Unfunded benefit obligation	$107,829	$89,005
Vacation accrual and other - non-current	3,324	2,624

Net liability	$111,153	$91,629

Reflected in the consolidated balance sheets as follows:

	Dec. 31,	Dec. 31,
	2017	2016
Other employee benefits liability - current (note 13)	$2,756	$2,356
Other employee benefits liability - non-current	108,397	89,273

Net liability	$111,153	$91,629

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Other employee future benefit expense includes the following:

	Dec. 31, 2017	Dec. 31, 2016
Current service cost[1]	$2,614	$2,579
Net interest cost	3,567	3,367

Components recognized in consolidated income statements	$6,181	$5,946

1 Includes remeasurement of other long term employee benefits

	Dec. 31, 2017	Dec. 31, 2016
Remeasurement on the net defined benefit liability:
Actuarial (gains)/losses arising from changes in demographic assumptions	$1,172	$-
Actuarial (gains)/losses arising from changes in financial assumptions	6,761	2,712
Actuarial gains arising from changes experience adjustments	(120)	(160)

Components recognized in statements of comprehensive income	$7,813	$2,552

Total other employee future benefit cost	$13,994	$8,498

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	2017	2016
Defined benefit cost:
Discount rate	4.03%	4.19%
Initial weighted average health care trend rate	6.13%	6.28%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1]:
Males	21.6	21.6
Females	24.1	24.0

	2017	2016
Defined benefit obligation:
Discount rate	3.64%	4.03%
Initial weighted average health care trend rate	5.97%	6.13%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years):
Males	21.0	21.6
Females	23.7	24.1
Average longevity at retirement age for current employees (future pensioners) (years):
Males	22.9	23.0
Females	25.5	25.3

1 CPM2014 Priv with CPM-B projection scale.

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $9,095 (increase by $10,440).
-	If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $21,821 (decrease by $16,888).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $3,917 (decrease by $3,880).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The average duration of the non pension post employment obligation at December 31, 2017 is 18.9 years (2016: 18.1 years). This number can be broken down as follows:

-	Active members: 22.8 years (2016: 22.1 years)
-	Inactive members: 13.1 years (2016: 12.7 years)

21.	Income and mining taxes

	(a)	Tax expense (recoveries):

The tax expense (recoveries) is applicable as follows:

	Year ended
	December 31,
	2017	2016
Current
Income taxes:
Canada	$5,970	$7,000
Peru	24,523	-
Mining Taxes:
Canada	4,744	1,309
Peru	14,706	8,971
	49,943	17,280
Deferred
Income taxes (recoveries) - origination, revaluation and/or
reversal of temporary differences:
Canada	2,636	(24,013)
Peru	30,721	39,350
United States	(46,908)	5,617
Mining taxes (recoveries) - origination, revaluation and/or
reversal of temporary differences:
Canada	467	3,739
Peru	(613)	(1,441)
Adjustments in respect of prior years	(1,417)	266
	(15,114)	23,518
	$34,829	$40,798

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(b)	Deferred tax assets and liabilities:

	Dec. 31, 2017	Dec. 31, 2016
Deferred income tax asset:
Canada	$35,989	$79,483

Deferred income tax liability:
Canada	-	(34,379)
Peru	(177,519)	(149,351)
United States	(107,691)	(154,600)
Deferred mining tax liability:
Canada	(5,615)	(4,706)
Peru	(11,267)	(11,880)
	(302,092)	(354,916)

Net deferred tax liability balance	$(266,103)	$(275,433)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are now disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

(c)	Changes in deferred tax assets and liabilities:

	Year ended	Year ended
	Dec. 31, 2017	Dec. 31, 2016
Net deferred tax liability balance, beginning of year	$(275,433)	$(253,859)
Deferred income tax recovery (expense)	15,032	(21,028)
Deferred mining tax recovery (expense)	82	(2,490)
OCI transactions	(3,845)	2,198
Items charged directly to equity	2,238	-
Foreign currency translation on the deferred tax liability	(4,177)	(254)

Net deferred tax liability balance, end of year	$(266,103)	$(275,433)

(d)	Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2017 and 2016 is as follows:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Year ended
	December 31,
	2017	2016
Statutory tax rate	27.00%	27.00%

Tax expense at statutory rate	$53,656	$1,513
Effect of:
Deductions related to mining taxes	(6,075)	(3,223)
Adjusted income taxes	47,581	(1,710)
Mining tax expense	19,367	12,771
	66,948	11,061

Permanent differences related to:
Capital items	1,462	401
Other income tax permanent differences	338	262
Impact of remeasurement on decommissioning liability	15,290	13,803
Temporary income tax differences not recognized	10,015	8,598
Impact related to differences in tax rates in foreign operations	4,605	2,250
Impact of changes to statutory tax rate	(52,855)	7,960
Foreign exchange on non-monetary items	(9,387)	(3,433)
Impact related to tax assessments and tax return amendments	(1,587)	(104)

Tax expense	$34,829	$40,798

The impact of changes to statutory tax rates reflects the Tax Cuts and Jobs Act enacted in the U.S that reduced the corporate statutory tax rate.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(e)	Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are as follows:

	Balance sheet		Income Statement
			Year ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2016	2017	2016
Deferred income tax (liability) asset/ expense (recovery)
Property, plant and equipment	$(102,053)	$1,163	$103,216	$(255)
Pension obligation	10,034	942	(12,937)	(215)
Other employee benefits	16,742	2,972	(13,770)	(1,471)
Non-capital losses	91,495	59,034	(32,461)	(24,098)
Share issue and debt costs	15,707	16,319	2,850	(14,858)
Other	4,064	(947)	(8,810)	2,084
Deferred income tax asset / expense (recovery)	35,989	79,483	38,088	(38,813)
Deferred income tax liability (asset)/ (recovery) expense
Property, plant and equipment	313,581	417,060	(103,479)	22,810
Pension obligation	-	(12,150)	12,150	4,556
Other employee benefits	192	(14,806)	14,998	(2,111)
Asset retirement obligations	(789)	(11,357)	10,568	4,701
Non-capital losses	(27,539)	(46,500)	18,961	21,567
Other	(235)	6,083	(6,318)	8,318
Deferred income tax liability/ (recovery) expense	285,210	338,330	(53,120)	59,841
Deferred income tax liability/ (recovery) expense	$(249,221)	$(258,847)	$(15,032)	$21,028

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(f)	Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31,	Dec. 31,
	2017	2016
Property, plant and equipment	$32,089	$16,690
Capital losses	223,916	109,670
Other employee benefits	78,871	52,093
Asset retirement obligations	174,448	135,481
Non-capital losses	104,171	99,737

Temporary differences not recognized	$613,495	$413,671

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2017 and expire between 2026 and 2037. The Group incurred United States net operating losses between 2004 and 2017 which have a twenty year carry forward period. Peruvian net operating losses were incurred from 2013 to 2016 which have a four year carry forward period.

(g)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2017 and December 31, 2016 are as follows:

	Dec. 31,	Dec. 31,
Canada	2017	2016
Property, plant and equipment	$(5,615)	$(4,706)

	Dec. 31,	Dec. 31,
Peru	2017	2016
Property, plant and equipment	$(11,267)	$(11,880)

For the year ended December 31, 2017, the Group had unrecognized deferred mining tax assets of approximately $8,740 (December 31, 2016 - $7,610)

(h)	Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

(i)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(j)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

22.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2017		Dec. 31, 2016
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	237,271,188	$1,588,319	235,231,688	$1,576,600
Equity issuance	24,000,000	195,295	2,039,500	11,814
Share issue costs, net of tax	-	(6,205)	-	(95)

Balance, end of year	261,271,188	$1,777,409	237,271,188	$1,588,319

On September 27, 2017, the Company issued 24,000,000 Hudbay common shares for net proceeds of $189,090 (net of tax and costs).

During the year ended 2016, the Company issued 1,000,000 Hudbay common shares for net proceeds of $4,958 in connection with the vesting of restricted share units. On December 12, 2016 the Company issued 1,039,500 Hudbay common shares and 561,000 Hudbay warrants for net proceeds of $6,761 upon the exercise of 3,300,000 warrants issued by Augusta Resource Corporation which were assumed as part of the acquisition of Hudbay Arizona and which entitled the holder to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant for each Augusta warrant (note 26e).

During the year, the Company paid two semi-annual dividends of C$0.01 per share each. The Company paid $1,774 and $1,912 on March 31, 2017 and September 29, 2017 to shareholders of record as of March 10, 2017 and September 8, 2017, respectively.

In 2016, the Company paid $1,773 and $1,794 on March 31, 2016 and September 30, 2016 to shareholders of record as of March 11, 2016 and September 9, 2016, respectively.

The Company declared a semi-annual dividend of C$0.01 per share on February 21, 2018. The dividend will be paid on March 29, 2018 to shareholders of record as of March 9, 2018 and is expected to total C$2,613.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

23.	Share-based payments

	(a)	Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred Share Units (DSU)

At December 31, 2017, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $6,623 (December 31, 2016 - $3,933) (note 18). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2017	Dec. 31, 2016
Granted during the year:
Number of units	130,964	231,867
Weighted average price (C$/unit)	$8.59	$5.81
Expenses recognized during the year[1] (notes 5c, 18)	$2,982	$2,111
Payments made during the year (note 18)	$638	$1,078

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay’s Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash-settled transactions.

At December 31, 2017, the carrying amount of the outstanding liability related to the RSU plan was $19,409 (December 31, 2016 - $11,052) (note 18). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Year ended
	Dec. 31, 2017	Dec. 31, 2016
Number of units, beginning of year	3,492,408	1,943,507
Number of units granted during the year	987,194	2,576,957
Credits for dividends	8,156	14,776
Number of units forfeited during the year	(201,946)	(133,329)
Number of units vested [1]	(880,099)	(909,503)

Number of units, end of year	3,405,713	3,492,408

Weighted average price - granted (C$/unit)	$10.60	$4.01
Expenses recognized during the year[2] (note 5c)	$12,937	$7,776
Payments made during the year (note 18)	$5,491	$2,736

1 Includes 587,633 units that have vested; however, are unreleased and unpaid as of December 31, 2017.
2 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

(b)	Equity-settled share-based payment - stock options:

The Group's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan").

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

The Board’s current policy is to not make share option grants to our executives and directors. No options were granted under the Plan during the years ended December 31, 2017 and December 31, 2016, and none have been granted since 2010.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Year ended		Year ended
	Dec. 31, 2017		Dec. 31, 2016
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
		C$		C$
Balance, beginning of year	1,470,377	$19.24	1,904,185	$17.57
Forfeited	(20,002)	15.86	(125,677)	17.52
Expired	(927,023)	21.22	(308,131)	9.70

Balance, end of year	523,352	$15.86	1,470,377	$19.24

The following table summarizes the options outstanding:

Dec. 31, 2017

Range of exercise prices C$	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price C$	Number of options exercisable	Weighted- average exercise price C$

$ 15.86	523,352	0.2	$15.86	523,352	$15.86

Dec. 31, 2016

Range of exercise prices C$	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price C$	Number of options exercisable	Weighted- average exercise price C$
$ 15.86 - 18.33	543,354	1.2	$15.86	543,354	$15.86
18.34 - 21.28	757,023	0.2	20.80	757,023	20.80
21.29 - 21.98	10,000	0.1	21.75	10,000	21.75
21.99 - 22.97	60,000	0.9	22.20	60,000	22.20
22.98 - 23.74	100,000	0.6	23.74	100,000	23.74

$ 15.86 - 23.74	1,470,377	0.6	$19.24	1,470,377	$19.24

24.	Earnings (loss) per share data

	Year ended
	December 31,
	2017	2016

Basic & diluted weighted average common shares outstanding	243,500,696	235,807,509

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

25.	Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2017 was $979,575 (December 31, 2016 – $1,215,674).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

-	Advance the Group’s corporate strategies to create long-term value for its stakeholders; and
-	Sustain the Group’s operations and growth throughout metals and materials cycles

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including volatile metals prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $356,499 as at December 31, 2017 (2016 - $146,864), together with availability under its committed credit facilities. The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 16). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

26.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Dec. 31, 2017		Dec. 31, 2016
Recurring measurements	FV	CV	FV	CV
Loans and receivables
Cash and cash equivalents [1]	$356,499	$356,499	$146,864	$146,864
Restricted cash[1]	206	206	17,148	17,148
Trade and other receivables[1,2]	142,199	142,199	116,445	116,445
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	17,427	17,427	12,538	12,538
Non-hedge derivative assets[3]	2,841	2,841	3,397	3,397
Prepayment option - embedded derivative[7]	3,980	3,980	4,430	4,430
Investments at FVTPL[4]	282	282	192	192
Available-for-sale investments[4]	21,973	21,973	13,508	13,508
Total financial assets	545,407	545,407	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables[1,2]	192,448	192,448	163,027	163,027
Finance leases	84,573	84,573	12,932	12,932
Other financial liabilities[5]	19,625	22,568	17,231	22,998
Senior unsecured notes[6]	1,082,740	991,883	1,040,178	991,004
Equipment finance facility[8]	-	-	50,267	50,267
Senior secured revolving credit facilities[8]	-	-	202,075	202,075
Unamortized transaction costs[8]	(8,328)	(8,328)	(6,752)	(6,752)
Fair value through profit or loss
Embedded derivatives[3]	1,533	1,533	86	86
Warrant liabilities[3]	6,961	6,961	7,588	7,588
Option liabilities[3]	732	732	570	570
Non-hedge derivative liabilities[1,3]	16,140	16,140	10,682	10,682
Total financial liabilities	1,396,424	1,308,510	1,497,884	1,454,477
Net financial liability	$(851,017)	$(763,103)	$(1,183,362)	$(1,139,955)

1

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
3

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using available market closing prices.

5

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6	Fair value of the senior unsecured notes (note 16) has been determined using the quoted market price at the period end.
7

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$17,427	$-	$17,427
Non-hedge derivatives	-	2,841	-	2,841
Investments at FVTPL	-	282	-	282
Prepayment option embedded derivative	-	3,980	-	3,980
Available-for-sale investments	21,973	-	-	21,973

	$21,973	$24,530	$-	$46,503
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$1,533	$-	$1,533
Non-hedge derivatives	-	16,140	-	16,140
Option liability	-	732	-	732
Warrant liabilities	6,961	-	-	6,961

	$6,961	$18,405	$-	$25,366

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	-	192	-	192
Prepayment option embedded derivative	-	4,430	-	4,430
Available-for-sale investments	12,018	-	1,490	13,508

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,682	-	10,682
Option liability	-	570	-	570
Warrant liabilities	7,588	-	-	7,588

	$7,588	$11,338	$-	$18,926

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. During the twelve months ended December 31, 2017, the Group concluded that the value of the investment was unlikely to be recoverable and revalued the investment to zero.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2017, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2017, the Group had 34,500 tonnes of net copper swaps outstanding at an effective average price of $3.10/lb and settling across January 2018 to April 2018. At December 31, 2016, the Group had 41,000 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.42/lb, which settled across February to June 2017. The aggregate fair value of the transactions at December 31, 2017 was a liability position of $13,786 (December 31, 2016 a liability position of $8,657).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At December 31, 2017 and December 31, 2016, the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At December 31, 2017, the Group held contracts for forward zinc purchased of 2,808 tonnes (December 31, 2016 – 2,644 tonnes) that related to forward customer sales of zinc. Prices range from $2,534 to $3,292 per tonne (December 31, 2016 – $1,514 to $2,783) and settlement dates extend to December 2018. The aggregate fair value of the transactions at December 31, 2017 was a net asset position of $487 (December 31, 2016 – a net asset position of $1,373).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

As at December 31, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 38,027 tonnes of copper (December 31, 2016 – 32,750 tonnes). As of December 31, 2017, there are also 6,412 tonnes of zinc ((December 31, 2016 – nil tonnes) awaiting final pricing. In addition, at December 31, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 24,553 ounces of gold and 172,886 ounces of silver (December 31, 2016 – 13,827 ounces of gold and 116,912 ounces of silver).

As at December 31, 2017, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $3.29/lb (December 31, 2016 – $2.51/lb), $1.51/oz (December 31, 2016 – nil contracts), $1,309/oz (December 31, 2016 – $1,151/oz) and $17.10/oz (December 31, 2016 – $15.96/oz), respectively.

The aggregate fair value of the copper and zinc embedded derivatives within the copper and zinc concentrate sales contracts at December 31, 2017, was an asset position of $17,427 (December 31, 2016 – an asset position of $12,538). The aggregate fair value of other embedded derivatives at December 31, 2017, was a liability position of $1,533 (December 31, 2016 – a liability position of $86).

Prepayment option embedded derivative

The senior unsecured notes (note 16) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5f). The fair value of the embedded derivative at December 31, 2017 was an asset of $3,980 (December 31, 2016 - an asset of $4,430).

(d)	Restricted cash

The South American business unit has $71,932 in letters of credit issued under the Peru facility to support its reclamation obligations. The Manitoba business unit has $56,633 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the revolving credit facilities, no cash collateral is required to be posted.

Hudbay currently has a restricted cash balance of $206, which consists of cash collateral posted to secure Hudbay Peru letters of credit issued to support certain financial obligations.

(e)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Hudbay Arizona which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(f)	Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculation purposes.

The following is a discussion of the Group’s risk exposures.

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

-

Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Group’s revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase the Group’s profit.

-

Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment’s primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment’s primary financial instrument foreign currency exposure is on Peruvian soles cash and cash equivalents, trade and other payables and other financial liabilities.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in US equivalent dollars:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Dec. 31, 2017			Dec. 31, 2016
	CAD[1]	USD [2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash and cash equivalents	$9,518	$20,597	$3,692 $	4,759 $	8,121	$3,440
Trade and other receivables	530	77,824	1,114	720	28,639	2,503
Other financial assets	22,255	-	-	13,279	-	-
Trade and other payables	(6,115)	(9,687)	(17,917)	(20,014)	(4,303)	(17,145)
Other financial liabilities	(6,961)	-	(22,568)	(7,588)	-	(22,998)
	$19,227	$88,734	$(35,679)	$(8,844)	$32,457	$(34,200)

1 HMI is exposed to foreign currency risk on CAD.
2 The Manitoba segment is exposed to foreign currency risk on USD.
3 The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2017 and does not reflect the overall effect that changes in market variables would have on the Group's results of operations.

		Would have changed	Would have changed
December 31, 2017	Change of:	2017 after-tax profit by:	2017 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	$5.6 million	$(2.0) million
USD/CAD exchange rate[1]	- 10%	(6.8) million	2.4 million
USD/PEN exchange rate[2]	+ 10%	2.1 million	- million
USD/PEN exchange rate[2]	- 10%	(2.6) million	- million
		Would have changed	Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:	2016 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	3.9 million	(1.2) million
USD/CAD exchange rate[1]	- 10%	(4.9) million	1.5 million
USD/PEN exchange rate[2]	+ 10%	2.0 million	- million
USD/PEN exchange rate[2]	- 10%	(2.5) million	- million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency; effect on OCI due to remeasurement of available-for-sale investments.
2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant, This analysis is based on values as at December 31, 2017 and does not reflect the overall effect that changes in market variables would have on the Groups’ results of operations.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

		Would have changed		Would have changed
December 31, 2017	Change of:	2017 after-tax profit by:		2017 after-tax OCI by:
Copper prices ($/lb)[3]	+ $0.30	$(2.3) million	$	- million
Copper prices ($/lb)[3]	- $0.30	2.3 million		- million
Zinc prices ($/lb)[4]	+ $0.10	0.9 million		- million
Zinc prices ($/lb)[4]	- $0.10	(0.9) million		- million
		Would have changed		Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:		2016 after-tax OCI by:
Copper prices ($/lb)[3]	+ $0.30	$(4.8) million	$	- million
Copper prices ($/lb)[3]	- $0.30	4.7 million		- million
Zinc prices ($/lb)[4]	+ $0.10	0.3 million		- million
Zinc prices ($/lb)[4]	- $0.10	(0.3) million		- million

3 Effect on profit due to embedded provisional pricing derivatives (note 26c) and copper fixed for floating swaps (note 26b).
4 Effect on profit due to embedded provisional pricing derivatives (note 26c) and non-hedge zinc derivatives (note 26b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2017 and does not reflect the overall effect that changes in market variables would have on the Group’s finance expenses.

			Would have changed	Would have changed
December 31, 2017	Change of:		2017 after-tax profit by:	2017 after-tax OCI by:
Share prices[5]	+ 25%	$	- million	$5.5 million
Share prices[5]	- 25%		(1.9) million	(3.6) million
			Would have changed	Would have changed
December 31, 2016	Change of:		2016 after-tax profit by:	2016 after-tax OCI by:
Share prices[5]	+ 25%	$	- million	$4.5 million
Share prices[5]	- 25%		(0.8) million	(3.7) million

[5]	Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 9).

Interest rate risk

The group is exposed to cash flow interest rate risk on its cash and cash equivalents, fair value interest rate risk on its embedded derivative associated with its Notes, and interest rate risk on its senior secured revolving credit facilities.

This analysis is based on values at December 31, 2017 and does not reflect the overall effect that changes in market variables would have on the group’s finance expenses.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

		Would have changed		Would have changed
December 31, 2017	Change of:	2017 after-tax profit by:		2017 after-tax OCI by:
Interest rates	+ 2.00%	$0.4 million	$	- million
Interest rates	- 2.00%	(2.8) million		- million
		Would have changed		Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:		2016 after-tax OCI by:
Interest rates	+ 2.00%	$(5.0) million	$	- million
Interest rates	- 2.00%	0.7 million		- million

At December 31, 2017 and 2016, the effect of interest rate changes on the Group's cash equivalents would not have resulted in a significant tax impact on profit.

Refer to note 6 for information about the Group’s cash and cash equivalents.

(ii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the consolidated balance sheets. Refer to note 26a.

A large portion of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 97% of total cash and cash equivalents as at December 31, 2017 (2016 – 87%). The Group’s investment policy requires it to comply with a list of approved investment, concentration and maturity limits, as well as credit quality. Credit concentrations in the group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2017, approximately 75% of the Group’s trade receivables were insured or payable by letters of credit (2016 - 79% were insured or payable by letters of credit). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Five customers accounted for approximately 77% of total trade receivables as at December 31, 2017 (2016 – five customers accounted for approximately 79%). Credit risk for these customers is assessed as medium to low risk.

As at December 31, 2017, none of the Group’s trade receivables was aged more than 30 days (2016 – nil).

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

	Carrying	Contractual	12 months	13 - 36	37 - 60	More than
Dec. 31, 2017	amount	cash flows	or less	months	months	60 months
Assets used to manage liquidity risk
Cash and cash equivalents	$356,499	$356,499	$356,499	$-	$-	$-
Trade and other receivables	142,199	147,196	124,134	12,403	10,659	-
Non-hedge derivative asset	2,841	2,841	2,841	-	-	-
	$501,539	$506,536	$483,474	$12,403	$10,659	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivative	$(192,821)	$(192,821)	$(192,821)	$-	$-	$-
Other financial liabilities	(22,568)	(37,216)	(3,824)	(4,791)	(4,780)	(23,821)
Long-term debt, including prepayment option embedded derivative	(979,575)	(1,520,416)	(79,715)	(159,430)	(152,396)	(1,128,875)
Finance lease liabilities	(84,573)	(89,750)	(20,186)	(40,253)	(29,311)	-
	$(1,279,537)	$(1,840,203)	$(296,546	$(204,474)	$(186,487)	$(1,152,696)
Derivative financial liabilities
Warrant liabilities	$(6,961)	$(6,961)	$(6,961)	$-	$-	$-
Gold option	(732)	(732)	(732)	-	-	-
Non-hedge derivative contracts	(16,140)	(16,140)	(15,263)	(877)	-	-
	$(23,833)	$(23,833)	$(22,956)	$(877)	$-	$-

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

	Carrying	Contractual	12 months	13 - 36	37-60	More than
Dec. 31, 2016	amount	cash flows	or less	months	months	60 months
Assets used to manage liquidity risk
Cash and cash equivalents	$146,864	$146,864	$146,864	$-	$-	$-
Trade and other receivables	116,445	116,445	96,221	1,543	18,681	-
Non-hedge derivative assets	3,397	3,397	3,397	-	-	-
	$266,706	$266,706	$246,482	$1,543	$18,681	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(163,113)	$(163,113)	$(163,113)	$-	$-	$-
Other financial liabilities	(22,998)	(35,392)	(4,025)	(3,303)	(4,616)	(23,448)
Long-term debt, including prepayment option embedded derivative	(1,232,164)	(1,946,925)	(105,278)	(105,278)	(544,957)	(1,191,412)
Finance lease liabilities	(12,932)	(13,720)	(3,508)	(3,338)	(6,874)	-
	$(1,431,207)	$(2,159,150)	$(275,924)	$(111,919)	$(556,447)	$(1,214,860)
Derivative financial liabilities
Warrant liabilities	$(7,588)	$(7,588)	$-	$-	$(7,588)	$-
Gold option	(570)	(570)	-	-	(570)	-
Non-hedge derivative contracts	(10,682)	(10,682)	(10,682)	-	-	-
	$(18,840)	$(18,840)	$(10,682)	$-	$(8,158)	$-

27.	Commitments and contingencies

	(a)	Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to eight years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31 are:

	2017	2016
Within one year	$5,682	$5,591
After one year but not more than five years	12,291	12,606
More than five years	1,781	442

	$19,754	$18,639

Payments recognized in operating expenses:

	2017	2016
Minimum lease payments	$4,972	$4,575

	$4,972	$4,575

(b)	Capital commitments

As at December 31, 2017, the Group had outstanding capital commitments in Canada of approximately $25,793 primarily related to equipment on order, of which approximately $2,556 cannot be terminated by the Group; approximately $86,044 in Peru, of which all can be terminated by the Group, and approximately $162,412, primarily related to its Rosemont project, of which approximately $78,646 cannot be terminated by the Group.

(c)	Contingent liabilities

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

As part of the streaming agreement with Wheaton for the 777 mine, the Group must repay, with precious metals credits, the legal deposit provided by Wheaton by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits related to 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metals prices, there is a possibility that an amount of Wheaton’s legal deposit may not be repaid by means of 777 mine’s precious metals credits over its expected remaining mine life. Given that reserve estimates, production timing and precious metals prices are subject to uncertainty, management has concluded that a cash payment at the expiry of the agreement with Wheaton is unlikely. As at December 31, 2017 the fair value of the cash payment is not material to the consolidated financial statements.

Contingent assets

There were no significant contingent assets to disclose at December 31, 2017 or December 31, 2016.

28.	Related parties

	(a)	Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial
				ownership of
				ultimate controlling
				party (Hudbay
				Minerals Inc.)
			Entity's
Name	Jurisdiction	Business	Parent	2017	2016
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HMI	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/ development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%

			HudBay
			Arizona (US)
		Exploration/	Holding
Rosemont Copper Company [1]	Arizona	development	Corporation	100%	100%

1 Rosemont Copper Company currently owns a 92.05% interest in the Rosemont project; its interest is subject to an earn-in agreement with United Copper & Moly LLC ("UCM"), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(b)	Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, the Group's Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2017	2016
Short-term employee benefits[1]	$8,654	$8,470
Post-employment benefits	777	594
Long-term share-based awards	6,110	5,479

	$15,541	$14,543

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

29.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Year ended
	December 31,
	2017	2016

Change in:
Trade and other receivables	$(8,979)	$68,270
Other financial assets/liabilities	6,620	19,181
Inventories	(18,690)	2,653
Prepaid expenses and other current assets	(4,619)	3,646
Trade and other payables	(6,336)	(8,339)
Changes in taxes payable/receivable	39,326	3,666
Other	1,693	(1,871)

	$9,015	$87,206

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

(b)	Non-cash transactions:

During the year ended December 31, 2017, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities for the year ended December 31, 2017 led to a net increase in related property, plant and equipment assets of $10,661 (year ended December 31, 2016 - $24,956) as a result of declines in discount rates and increased mine activity footprints and the resulting higher disturbance.

−	Property, plant and equipment included $3,234 of net additions related to capital additions under finance lease (December 31, 2016 - $12,932).

−

In 2017, the Peru business unit completed the sale of some heavy mobile equipment and then executed a finance lease to leaseback that same equipment. The transaction resulted in cash proceeds of $67,275. Given that the classification of the leaseback as a finance lease, there was no change in the carrying value of the heavy mobile equipment and no impacts to the statements of income.

30.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group's Constancia operation and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona. Corporate and other activities include the Group’s exploration activities in Chile. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Year ended December 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$704,777	$657,776	$-	$-	$1,362,553
Cost of sales
Mine operating costs	392,863	302,865	-	-	695,728
Depreciation and amortization	118,770	174,110	-	-	292,880
Gross profit	193,144	180,801	-	-	373,945
Selling and administrative expenses	-	-	-	42,283	42,283
Exploration and evaluation	5,649	1,442	-	8,383	15,474
Other operating (income) and expenses	(56)	(6,612)	517	(6,289)	(12,440)
Asset impairment	11,320	-	-	-	11,320
Results from operating activities	$176,231	$185,971	$(517)	$(44,377)	$317,308
Finance income					(2,849)
Finance expenses					103,028
Other finance losses					18,401
Profit before tax					198,728
Tax expense					34,829

Profit for the year					$163,899

Year ended December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$512,671	$616,007	$-	$-	$1,128,678
Cost of sales
Mine operating costs	318,037	289,133	-	-	607,170
Depreciation and amortization	120,531	178,099	-	-	298,630
Gross profit	74,103	148,775	-	-	222,878
Selling and administrative expenses	-	-	-	37,774	37,774
Exploration and evaluation	1,228	1,262	-	2,252	4,742
Other operating expense (income)	5,490	7,790	618	(3,312)	10,586
Results from operating activities	$67,385	$139,723	$(618)	$(36,714)	$169,776
Finance income					(2,792)
Finance expenses					167,071
Other finance gains					(108)
Profit before tax					5,605
Tax expense					40,798

Loss for the year					$(35,193)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

December 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$743,019	$2,666,775	$856,589	$382,346	$4,648,729
Total liabilities	525,515	806,217	110,945	1,061,797	2,504,474
Property, plant and equipment	619,476	2,420,561	836,759	4,098	3,880,894

Year ended December 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$97,936	$143,372	$18,507	$-	$259,815

December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$769,561	$2,720,441	$822,498	$144,056	$4,456,556
Total liabilities	528,326	876,056	158,236	1,130,726	2,693,344
Property, plant and equipment	606,348	2,452,917	800,542	6,016	3,865,823

Year ended December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$65,521	$125,489	$25,856	$19	$216,885

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2017 and 2016

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31:

	2017	2016
Revenue by customer location [1]
Canada	$421,247	$372,439
United States	236,467	146,419
Switzerland	159,085	256,377
Germany	144,684	39,703
China	145,935	139,200
Peru	101,033	68,964
Philippines	120,199	70,933
Other	33,903	34,643

	$1,362,553	$1,128,678

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2017, four customers accounted for approximately 27%, 11%, 11%, and 5%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments. During the year ended December 31, 2016, five customers accounted for approximately 27%, 22%, 13%, 12%, and 6%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segment.